Filed by TradeStation Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quantum FinTech Acquisition Corporation

Commission File No.: 001-40009

TradeStation Reports Brokerage Metrics for May 2022

PLANTATION, FL, June 8, 2022 – TradeStation Group, Inc. (“TradeStation”), the parent company of award-winning self-clearing online brokerages for trading stocks, ETFs, equity and index options, futures, futures options and cryptocurrencies, today reported certain monthly business metrics for May 2022:

●	186,149 Total Customer Accounts at May 31, 2022, 21.0% higher than prior year
●	6,590 Gross New Accounts opened, 10.7% lower than prior year
●	$10.8 billion Total Customer Assets, 0.5% higher than prior year
●	$2.9 billion of Total Customer Cash, 0.3% higher than prior year
●	241,336 Daily Average Revenue Trades (DARTs), 13.2% higher than prior year

Comparisons to the prior year mean a comparison of the month or month-end, as applicable, of May 2022 to the month or month-end, as applicable, of May 2021.

Total Customer Accounts is the number of customer brokerage accounts with a positive account balance at the end of the period presented. Total Customer Accounts does not include approximately 57,000 customer cryptocurrency accounts that were opened through a promotion that began December 20, 2021 and ended on April 30, 2022 in which TradeStation made the initial account funding for the customer ($10.00 value in bitcoin) but which had no other customer account activity as of May 31, 2022. TradeStation previously included these TradeStation-only funded, but otherwise inactive, accounts in Total Customer Accounts in published reports of its metrics for prior periods. Following an evaluation of the overall results of the promotion, TradeStation determined it is more appropriate to exclude them from such reports. If, and when, additional customer activity occurs in any such account, those accounts will be included in Total Customer Accounts.

Gross New Accounts is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented.

Total Customer Assets is total cash and assets held in customer brokerage accounts at the end of the period presented.

Total Customer Cash is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented.

Daily Average Revenue Trades (DARTs) means daily average revenue trades made by customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of “Trading Days” in the period presented. A “Trading Day” means each day during the period presented that trading is open on NYSE and Nasdaq markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability.

More information, including historical results for each of the above metrics, are attached. The historical results for Total Customer Accounts and Gross New Accounts in the attached have been restated (as compared to prior metrics reports) for the months of December 2021 and January, February, March and April 2022 to exclude customer cryptocurrency accounts that were opened through the promotion described above under Total Customer Accounts that began December 20, 2021 (and ended April 30, 2022) in which TradeStation made the initial account funding for the customer ($10.00 value in bitcoin) but which had no other customer account activity as of the end of the monthly period presented. As stated above, the relevant metrics for May 2022 also exclude these customer cryptocurrency accounts.

About TradeStation Group, Inc.

TradeStation has, for decades, provided innovative fintech decision-support analysis and order-placement tools that support self-directed traders and investors in their journeys to claim their financial edge. TradeStation provides award-winning trading and analysis platforms and self-clearing online brokerage services for stocks, ETFs, equity and index options, commodity and financial futures, futures options, and cryptocurrencies. These trading platforms are accessible on desktop, Web and mobile, as well as via API technologies which seamlessly provide access to TradeStation’s brokerage environment through third-party platforms. TradeStation’s offerings also include deep and growing learning content designed to build confidence among those new to investing and hone the skills of seasoned traders.

TradeStation Securities, Inc. (Member NYSE, FINRA, SIPC, NSCC, DTC, OCC, NFA & CME) offers self-clearing equities, options, futures and futures options brokerage services as a licensed securities broker-dealer and futures commission merchant (FCM) and is a member of major equities and futures exchanges in the United States.

TradeStation Crypto, Inc. offers self-clearing cryptocurrency brokerage services under federal and state money services business, money-transmitter and similar registrations and licenses. TradeStation Crypto, Inc. is not subject to NFA’s regulatory oversight and examinations.

TRADESTATION SECURITIES, INC. IS A MEMBER OF NFA AND IS SUBJECT TO NFA’S REGULATORY OVERSIGHT AND EXAMINATIONS. HOWEVER, YOU SHOULD BE AWARE THAT THE NFA DOES NOT HAVE REGULATORY OVERSIGHT AUTHORITY OVER UNDERLYING OR SPOT VIRTUAL CURRENCY PRODUCTS OR TRANSACTIONS OR VIRTUAL CURRENCY EXCHANGES, CUSTODIANS OR MARKETS.

Proposed Business Combination

As previously announced, TradeStation and Quantum FinTech Acquisition Corporation (“Quantum”) have entered into agreements to effect a business combination (the “Business Combination”). This document does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of TradeStation, Quantum, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this document.

In connection with the proposed Business Combination between TradeStation and Quantum, TradeStation has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement / prospectus relating to the offer of the securities to be issued by TradeStation. Investors, security holders and other interested persons are advised to read the Registration Statement and proxy statement / prospectus and any amendments thereto, and other relevant documents that are filed with the SEC carefully and in their entirety because they will contain important information about TradeStation, Quantum and the proposed Business Combination. The definitive proxy statement / prospectus will be mailed to stockholders of Quantum as of a record date to be established for voting on the proposed Business Combination. Investors, security holders and other interested persons are able to obtain copies of the Registration Statement and other documents containing important information about the Business Combination and the parties to the Business Combination as such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corp., 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at IR@qftacorp.com.

Quantum and TradeStation, their respective directors and executive officers and certain investors may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of Quantum and their ownership is set forth in Quantum’s filings with the SEC, including its final prospectus relating to its initial public offering in February 2021 and the Registration Statement filed by TradeStation, which are available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Quantum shareholders in connection with the proposed Business Combination, including TradeStation’s directors and executive officers and certain investors, are contained in the Registration Statement for the Business Combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, regarding the Business Combination. The forward-looking statements contained in this communication related to the Business Combination are based on the current expectations of TradeStation and its management and are subject to risks and uncertainties. No assurance can be given that future developments affecting TradeStation, the Business Combination, or other parties to the Business Combination, will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, risks and uncertainties, including those under the heading “Risk Factors” in publicly-available SEC filings made by TradeStation. Should one or more of these risks or uncertainties materialize, actual results may vary in material respects from those projected in these forward-looking statements about the Business Combination, including whether or not the consummation of the Business Combination will occur as planned or otherwise currently anticipated. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them.

Contacts

Investors:

ir@tradestation.com

Media:

Madison Roberts

281-684-9857

madison.roberts@fleishman.com

Certain Business Metrics

Fiscal Year-Ended March 31, 2023 Business Metrics1

(Total Customer Assets and Total Customer Cash, in Millions)	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
Trading Days[2]	20.0	21.0	21.0	20.0	23.0	21.0	21.0	21.0	21.0	20.0	19.0	23.0
Total Customer Accounts[3]	182,992	184,489
Gross New Accounts[4]	7,391	6,590
Total Customer Assets[5]	10,767	10,794
Total Customer Cash[6]	2,803	2,897
DARTs[7]	226,760	241,336

1 TradeStation’s fiscal year is from April 1 through March 31.

2 A “Trading Day” means each day during the period presented that trading is open on NYSE and Nasdaq markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day.

3 “Total Customer Accounts” is the number of customer brokerage accounts with a positive account balance at the end of the period presented. Not included in Total Customer Accounts for April 2022 and May 2022 are approximately 57,000 customer cryptocurrency accounts that were opened through a promotion that began December 20, 2021 and ended on April 30, 2022 in which TradeStation made the initial account funding for the customer ($10.00 value in bitcoin) but which had no other customer account activity from the date of account opening through April 30, 2022.

4 “Gross New Accounts” is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented. Not included in Gross New Accounts for April 2022 are approximately 12,400 customer cryptocurrency accounts opened in April 2022 under a promotion that began December 20, 2021 and was terminated on April 30, 2022 in which TradeStation made the initial cryptocurrency account funding for the customer ($10.00 value in bitcoin) but which had no other customer account activity from the date of account opening through April 30, 2022.

5 “Total Customer Assets” is total cash and assets held in customer brokerage accounts at the end of the period presented.

6 “Total Customer Cash” is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented.

7 “DARTs” means daily average revenue trades made by our customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of Trading Days in the period presented. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability.

Certain Business Metrics

Fiscal Year-Ended March 31, 2022 Business Metrics1

(Total Customer Assets and Total Customer Cash, in Millions)	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
Trading Days[2]	21.0	20.0	22.0	21.0	22.0	21.0	21.0	20.5	22.0	20.0	19.0	23.0
Total Customer Accounts[3]	150,319	153,885	156,961	158,612	160,532	162,751	165,811	170,597	173,890	177,846	178,714	182,992
Gross New Accounts[4]	8,176	7,380	6,737	5,596	5,564	5,663	6,528	8,701	7,210	7,715	7,197	8,930
Total Customer Assets[5]	10,842	10,746	11,359	11,179	11,780	11,269	12,393	12,344	12,286	11,505	11,605	12,029
Total Customer Cash[6]	2,924	2,889	2,886	2,892	2,915	2,883	2,937	2,915	2,984	2,962	2,909	2,908
DARTs[7]	217,317	213,286	213,008	202,925	197,460	209,704	210,529	231,653	202,857	239,227	242,846	232,104

1 TradeStation’s fiscal year is from April 1 through March 31.

2 A “Trading Day” means each day during the period presented that trading is open on NYSE and Nasdaq markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day.

3 “Total Customer Accounts” is the number of customer brokerage accounts with a positive account balance at the end of the period presented. Not included in Total Customer Accounts for December 2021 and January, February and March 2022 are approximately 5,000, 13,300, 12,600 and 13,000 customer cryptocurrency accounts opened in December 2021, January 2022, February 2022 and March 2022, respectively, that were opened through a promotion that began December 20, 2021 and ended on April 30, 2022 in which TradeStation made the initial account funding for the customer ($10.00 value in bitcoin) but which had no other customer account activity from the date of account opening through April 30, 2022 which had no other customer account activity from the date of account opening through the end of such respective monthly period.

4 “Gross New Accounts” is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented. Not included in Gross New Accounts for December 2021 and January, February and March 2022 are approximately 5,000, 13,300, 12,600 and 13,000 customer cryptocurrency accounts opened in December 2021, January 2022, February 2022 and March 2022, respectively, under the promotion described above in “Total Customer Accounts” but which had no other customer account activity from the date of account opening through the end of such respective monthly period.

5 “Total Customer Assets” is total cash and assets held in customer brokerage accounts at the end of the period presented.

6 “Total Customer Cash” is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented.

7 “DARTs” means daily average revenue trades made by our customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of Trading Days in the period presented. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability.

Certain Business Metrics

Fiscal Year-Ended March 31, 2021 Business Metrics1

(Total Customer Assets and Total Customer Cash, in Millions)	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
Trading Days[2]	21.0	20.0	22.0	22.0	21.0	21.0	22.0	19.5	21.5	19.0	19.0	23.0
Total Customer Accounts[3]	111,317	114,289	118,219	119,222	122,843	126,078	128,428	128,641	131,431	135,402	139,354	145,887
Gross New Accounts[4]	6,435	5,933	6,446	5,544	6,371	5,952	5,198	4,589	5,360	6,615	10,658	9,988
Total Customer Assets[5]	6,028	6,303	6,702	7,264	7,895	7,826	7,738	8,722	9,259	9,856	10,106	10,336
Total Customer Cash[6]	2,157	2,169	2,235	2,365	2,457	2,405	2,437	2,552	2,641	2,796	2,820	2,795
DARTs[7]	176,967	178,577	201,831	199,988	202,220	255,006	231,096	249,533	237,796	273,166	287,875	271,075

1 TradeStation’s fiscal year is from April 1 through March 31.

2 A “Trading Day” means each day during the period presented that trading is open on NYSE and Nasdaq markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day.

3 “Total Customer Accounts” is the number of customer brokerage accounts with a positive account balance at the end of the period presented.

4 “Gross New Accounts” is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented.

5 “Total Customer Assets” is total cash and assets held in customer brokerage accounts at the end of the period presented.

6 “Total Customer Cash” is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented.

7 “DARTs” means daily average revenue trades made by our customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of Trading Days in the period presented. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability.

Certain Business Metrics

Fiscal Year-Ended March 31, 2020 Business Metrics1

(Total Customer Assets and Total Customer Cash, in Millions)	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
Trading Days[2]	21.0	22.0	20.0	21.5	22.0	20.0	23.0	19.5	20.5	21.0	19.0	22.0
Total Customer Accounts[3]	98,054	98,706	99,826	101,362	102,932	103,792	104,138	102,654	102,601	103,425	104,128	107,692
Gross New Accounts[4]	2,880	2,751	2,643	3,096	3,137	2,401	2,460	2,129	2,250	3,080	3,094	5,622
Total Customer Assets[5]	5,627	5,355	5,556	5,622	5,647	5,627	5,693	5,843	5,969	6,005	5,735	5,420
Total Customer Cash[6]	2,093	2,034	2,084	2,079	2,090	2,122	2,075	2,049	2,090	2,107	2,077	2,089
DARTs[7]	69,696	88,938	80,292	79,185	96,844	84,991	82,924	80,059	76,830	105,140	131,609	182,978

1 TradeStation’s fiscal year is from April 1 through March 31.

2 A “Trading Day” means each day during the period presented that trading is open on NYSE and Nasdaq markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day.

3 “Total Customer Accounts” is the number of customer brokerage accounts with a positive account balance at the end of the period presented.

4 “Gross New Accounts” is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented.

5 “Total Customer Assets” is total cash and assets held in customer brokerage accounts at the end of the period presented.

6 “Total Customer Cash” is the aggregate cash held in customer brokerage accounts (equities and futures accounts – no cash is held in customer cryptocurrency accounts) at the end of the period presented.

7 “DARTs” means daily average revenue trades made by our customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of Trading Days in the period presented. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability.